EXHIBIT 99.1


FOR IMMEDIATE RELEASE
---------------------

27 SEPTEMBER 2002

CHANGE IN AMERICAN DEPOSITARY SHARE (ADS) RATIO FOR TELEWEST COMMUNICATIONS PLC

Telewest Communications plc ("Telewest") (LSE: TWT; Nasdaq: TWSTY) today announced that, as of the opening of trading on Nasdaq on 30 September 2002, each of Telewest's American Depositary Shares will represent two hundred of its ordinary shares. Before 30 September 2002, Telewest's ADS-to-ordinary shares ratio was one-to-ten. The change in the ADS-to-ordinary shares ratio has been effected without charge to investors.

For the first 20 trading days following the ratio change, the Nasdaq ticker symbol for Telewest ADSs will be "TWSTD". After expiration of these 20 trading days, the symbol will revert to TWSTY.

ENQUIRIES:

JANE HARDMAN, TELEWEST                          0207 299 5888

MARY O'REILLY, TELEWEST                         0207 299 5888



NOTE TO EDITORS: Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to around 1.8 million UK households, and voice and data telecommunications services to around 74, 300 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.